UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

VERINT SYSTEMS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of securities)

92343X100
(CUSIP number)

Shefali A. Shah, Esq.
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000

with a copy to:

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

May 17, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 92343X100	13D	Page 2

1.	NAME OF REPORTING PERSON: COMVERSE TECHNOLOGY, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	26,758,025*
	8.	SHARED VOTING POWER:	- 0 -
	9.	SOLE DISPOSITIVE POWER:	26,758,025*
	10.	SHARED DISPOSITIVE POWER:	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		26,758,025*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		54.9%*
14.	TYPE OF REPORTING PERSON:		CO
*Assumes conversion of the Series A Preferred Stock (as defined in Item 5 herein) on the date of this Amendment.  The percentage of class is calculated based upon 48,766,628 shares of Common Stock outstanding, representing 38,297,626 shares of Common Stock outstanding as of April 25, 2011 and 10,469,002 shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock, as reported by the Issuer in its Proxy Statement (as defined in Item 4 herein).

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on June 1, 2007, as amended on July 19, 2010, January 11, 2011 and January 14, 2011 (the “Schedule 13D”), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.            Identity and Background

Item 2(b) – (f) is supplemented as follows:

(b) – (c)                  The name, residence or business address, present principal occupation or employment of each director and executive officer of the Reporting Person is set forth on Schedule A hereto, and is incorporated herein by reference.

(d)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons identified on Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each of the persons identified on Schedule A hereto is set forth in Schedule A hereto and is incorporated herein by reference.

Item 4.            Purpose of Transaction

Item 4 is supplemented as follows:

Four of the eight nominees slated for election as directors at the 2011 Annual Meeting of Stockholders of the Issuer, as reflected in the Issuer’s definitive proxy statement on Schedule 14A (“Proxy Statement”) filed with the Commission on May 17, 2011, are officers of the Reporting Person.  The Reporting Person plans, in the future, to propose to the Board of Directors of the Issuer that, in accordance with the Issuer’s by-laws, the directors fill a vacancy on such Board with a future designee of the Reporting Person so as to cause a majority of the members of such Board to consist of designees of the Reporting Person and, on an ongoing basis, to continue to cause a majority of such Board to consist of the Reporting Person’s designees.

Item 5.            Interests in the Securities of the Purchaser.

Item 5 is supplemented as follows:

(a) and (b)       The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.  As of the date of this Amendment, the Reporting Person holds 16,289,023 shares of Common Stock and 293,000 shares of Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”).

On the date of this Amendment, the 16,289,023 shares of Common Stock held by the Reporting Person represent a beneficial ownership of approximately 42.5% of the outstanding Common Stock (which percentage is calculated based upon 38,297,626 shares of Common Stock outstanding as of April 25, 2011, as reported in the Issuer’s Proxy Statement).  If, on the date of this Statement, the Reporting Person had converted the Series A Preferred Stock into Common Stock, the Reporting Person would have beneficially owned 26,758,025 shares of Common Stock representing approximately 54.9% of the Common Stock (which percentage is calculated based upon 48,766,628 shares of Common Stock outstanding, representing the number of shares of Common Stock outstanding as of April 25, 2011, as reported in the Issuer’s Proxy Statement, and the shares of Common Stock issuable to the Reporting Person assuming conversion of the Series A Preferred Stock).  The Reporting Person has the sole voting power and sole dispositive power with respect to all of the shares of Common Stock beneficially owned by it.

Other than Charles Burdick, the Chief Executive Officer of the Reporting Person and the Chairman of the board of directors of the Issuer, who is the direct beneficial owner of 1,522 shares of Common Stock, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedule A to this Amendment to the Schedule 13D beneficially owns any shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

COMVERSE TECHNOLOGY, INC.

	By:	/s/ Shefali A. Shah
		Name:	Shefali A. Shah
		Title:	Senior Vice President and General Counsel

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS
OF COMVERSE TECHNOLOGY, INC.

The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Comverse Technology, Inc. are set forth below.

Name	Residence or Business Address	Occupation or Employment	Citizenship
Raz Alon (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Chairman, TopView Ventures LLC	United States; Israel
Susan D. Bowick (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Independent Consultant; former Executive at Hewlett-Packard Company	United States
Charles J. Burdick (Chairman of the Board)	810 Seventh Avenue New York, NY 10019	Chairman and Chief Executive Officer	United States and United Kingdom
Robert Dubner (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Independent Consultant	United States
Richard N. Nottenburg (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former President, Chief Executive Officer and Director, Sonus Networks Inc.	United States
Joseph O’Donnell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Chief Executive Officer, Inmar Inc.	United States
Augustus K. Oliver (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Member, Oliver Press Partners, LLC	United States
A. Alexander Porter, Jr. (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Founder and Principal, Porter Orlin LLC	United States
Theodore H. Schell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Director, Liberty Associated Partners LLP	United States
Mark C. Terrell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue	Former Partner in Charge and Executive Director of KPMG’s	United States

	New York, NY 10019	Audit Committee Institute
Joel Legon	810 Seventh Avenue New York, NY 10019	Senior Vice President and Interim Chief Financial Officer	United States
Gabriel Matsliach	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, BSS Chief Product Officer of Comverse, Inc.	United States; Israel
Shefali A. Shah	810 Seventh Avenue New York, NY 10019	Senior Vice President, General Counsel and Corporate Secretary	United States
Aharon Levy	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, BSS General Manager	Israel
Lionel Chmilewsky	Tour Franklin La Defense 8 100-101 Terrasse Boieldieu Paris, France 92042	Senior Vice President, Customer Facing Group	France
Oded Golan	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, Business Transformation	Israel
Oz Ovady	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, VAS General Manager	Israel